UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) *

Archaea Energy Inc.
(Name of Issuer)
Class A Common Stock, $.0001 par value
(Title of Class of Securities)
03940F103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No, 03940F103

1.	Name of Reporting Person	Kensico Capital Management Corp.
	I.R.S. Identification No. of Above Person (entities only) (voluntary)	13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	3,360,999
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	3,360,999
9.	Aggregate Amount Beneficially Owned by Reporting Person		3,360,999
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		5.3%
12.	Type of Reporting Person		CO, IA

CUSIP No, 03940F103

1.	Name of Reporting Person	Michael B. Lowenstein
	I.R.S. Identification No. of Above Person (entities only) (voluntary)
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	3,360,999
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	3,360,999
9.	Aggregate Amount Beneficially Owned by Reporting Person		3,360,999
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		5.3%
12.	Type of Reporting Person		IN, HC

CUSIP No, 03940F103

1.	Name of Reporting Person	Thomas J. Coleman
	I.R.S. Identification No. of Above Person (entities only) (voluntary)
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	3,360,999
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	3,360,999
9.	Aggregate Amount Beneficially Owned by Reporting Person		3,360,999
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		5.3%
12.	Type of Reporting Person		IN, HC

CUSIP No, 03940F103

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Class A Common Stock of the Issuer on February 12, 2021 (the "Schedule 13G").  Terms defined in the Schedule  13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1
(a)	Name of Issuer:
Archaea Energy Inc. (formerly Rice Acquisition Corp.)

(b)	Address of Issuer’s Principal Executive Offices:
4444 Westheimer Road, Suite G450, Houston, TX 77027

Item 2
(e)	CUSIP number:
03940F103

Item 4	Ownership
(a) through (c)
The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.  Ownership is stated as of December 31, 2021 and percentage ownership is based on 63,990,976 shares of Class A Common Stock outstanding as of December 31, 2021, comprised of (i) 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on December 29, 2021 plus (ii) 9,400,0000 additional shares of Class A Common stock issued upon the redemption of certain Redeemable Warrants and exercise of 1,000,000 warrants, based on information provided by the Issuer.

CUSIP No, 03940F103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name:	Michael B. Lowenstein Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein
THOMAS J. COLEMAN /s/ Thomas J. Coleman